CRITEO S.A.

32 rue Blanche

75009 Paris, France

VIA EDGAR

October 25, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Celeste M. Murphy Kate Beukenkamp Ivette Leon Joseph Kempf

Re:	Criteo S.A.

Registration Statement on Form F-1 (File No. 333-191223)

Ladies and Gentlemen:

Criteo S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on October 29, 2013 at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant hereby authorizes each of Kenneth L. Guernsey and Nicole Brookshire, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRITEO S.A.

By:	/s/ Jean-Baptiste Rudelle
Jean-Baptiste Rudelle
Chief Executive Officer

October 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Criteo S.A.

Registration Statement on Form F-1

Registration No. 333-191223

Ladies and Gentlemen:

Pursuant to Rule 460 of the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-captioned Registration Statement, we, as representatives of the several participating underwriters, wish to advise that between October 10, 2013 and the date hereof 6,116 copies of the Preliminary Prospectus dated October 10, 2013 related to the offering of American Depositary Shares representing ordinary shares were distributed as follows: 3,655 to prospective underwriters; 409 to institutional investors; 0 to prospective dealers; 2,052 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on October 29, 2013 or as soon thereafter as practicable.

[Signature pages follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
As Representative of the
Participating Underwriters

By:	/s/ Richard Sesny
Name:	Richard Sesny
Title:	Vice President

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the
Participating Underwriters

By:	/s/ John Reed
Name:	John Reed
Title:	Director

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Director

Very truly yours,

JEFFERIES LLC
As Representative of the
Participating Underwriters

By:	/s/ David M. Mastrangelo
Name:	David M. Mastrangelo
Title:	Managing Director